21001242

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 02 2021 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 MILLS CIVIC PARKWAY
(No. and Street)

WEST DES MOINES	IA	50266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlen Dykhuis 515-221-4845
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

699 Walnut Street, Suite 1300	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, William Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Financial Network, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACIE RIESENBERG
Commission Number 790318
My Commission Expires
June 04, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMMONS FINANCIAL NETWORK, LLC
INDEX
DECEMBER 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sammons Securities, Inc. and Member of Sammons Financial Network, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sammons Financial Network, LLC (the "Company") as of December 31, 2020, and the related statements of operations, of changes in member's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2021
We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines Iowa 50309
T: (515) 246 3800, www.pwc.com/us

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	7,312,245
Receivable from funds		4,489,637
Receivable from affiliate		2,870,280
Other assets		55,249
Total assets	$	14,727,411
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	999,693
Commissions payable		162,099
Payable to affiliate		3,719,503
Total liabilities		4,881,295
Member's equity		9,846,116
Total liabilities and member's equity	$	14,727,411

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Mutual fund distribution fees	$ 45,105,411
Annuity distribution fees	2,643,415
Other	285,335
Total revenues	48,034,161
EXPENSES	
Employee compensation and benefits	9,393,186
Administrative fees	11,022,326
Commissions	29,941,804
Regulatory and licensing	188,313
Other	2,317,356
Total expenses	52,862,985
Net loss	$ (4,828,824)

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Accumulated Deficit	Member's Contributions	Total
Balance at December 31, 2019	$ (87,575,060)	$ 96,950,000	$ 9,374,940
Net loss	(4,828,824)	-	(4,828,824)
Contributions from member	-	5,300,000	5,300,000
Balance at December 31, 2020	$ (92,403,884)	$ 102,250,000	$ 9,846,116

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES	
Net loss	$ (4,828,824)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in receivable from funds	(701,708)
Decrease in other assets	429,965
Decrease in receivable from afffiliate	330,842
Decrease in payable to affiliate	(603,098)
Decrease in acccounts payable and accrued expenses	(39,936)
Increase in commissions payable	39,250
Net cash used in operating activities	(5,373,509)
FINANCING ACTIVITIES	
Contributions from member	5,300,000
Net cash provided by financing activities	5,300,000
Net decrease in cash	(73,509)
CASH	
Beginning of year	7,385,754
End of year	$ 7,312,245

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sammons Financial Network, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. ("Member") as managing member. The Member is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI") which is a holding company of a diverse group of businesses.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of National Securities Clearing Corporation ("NSCC"), and exempt from Securities Investor Protection Corporation ("SIPC"). FINRA is the Company's designated self-regulatory organization.

The Company engages in the wholesaling and/or distribution of mutual funds, variable annuities, fixed indexed annuities and multi-year guaranteed annuities for Midland National Life Insurance Company ("Midland") and Sammons Institutional Group ("SIG") which are indirectly wholly owned subsidiaries of SEI. The Company's primary business is to serve as a wholesaling firm in connection with the sale of registered products. The Company is registered in 50 states and 3 territories.

The Company operates pursuant to SEC Rule 15c3-3(K)(1) as a limited business (sale of mutual funds and/or variable annuities only) broker/dealer, and as a result is exempted from SEC Rule 15c3-3.

The Company has evaluated subsequent events for recognition or disclosure through February 26, 2021, which was the date this report was available to be issued, and determined that there were no matters that would have a material effect on the financial statements that would be required to be disclosed.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

In June 2016, the Financial Accounting Standards Board ("FASB") issued guidance that changes the impairment model for certain financial assets measured at amortized cost from an incurred loss model to an expected loss model. The update also modifies the other-than-temporary impairment

model used for available-for-sale fixed maturity securities such that credit loss impairments would be recorded in an allowance account and may be reversed for subsequent recoveries in value. The new guidance, including all subsequent updates to the guidance made via issuance of ASU 2020-02, ASU 2019-11, ASU 2019-05, and ASU 2019-04, was effective and adopted as of January 1, 2020.

SFN performed a complete analysis of its financial assets and determined that SFN's only financial assets within the scope of the expected credit loss guidance are receivables from funds. These receivables are settled quarterly. Because of this quarterly settlement, the amount of unsettled credit exposure is limited to the amount the Company is owed for a very short period of time. The Company continually reviews the credit quality of its counterparties and deems all fund companies to have similar risk characteristics. Internal historical credit loss experience of receivables from funds provided the basis for our assessment of expected credit losses. SFN considers current conditions within a reasonable and supportable forecast period to determine whether adjustments to the historical credit loss rate used in recording a credit loss allowance are needed.

As of the January 1, 2020 transition date, SFN had experienced no credit loss from fund companies in the historical time frame reviewed. As a result, upon adoption of the ASU, no allowance for credit losses was established. SFN performed a similar analysis as of December 31, 2020 and determined no allowance for credit losses was needed as a result.

Cash

Cash consists of demand deposits and non-interest bearing deposits held with various financial institutions and exceed current Federal Deposit Insurance Corporation limits of $250,000. The Company consistently monitors the credit worthiness of these financial institutions.

Receivables and Other Assets

Receivables in the statement of financial condition include receivables due from affiliated entities for distribution of mutual fund and variable annuity products of affiliated entities and receivable from fund companies for 12B-1 fees. Other assets consist of prepaid licensing and registration fees associated with regulatory requirements, prepaid sponsorships to other broker dealers, and receivables from other broker dealers for commission reversals.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB Accounting Standard Codification ("ASC") 820, Fair Value Measurement, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active accessible market to identical assets or liabilities.

Level II — Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company is accounted for as a division of the Member and does not file a separate tax return. SEI is a subchapter S corporation and has elected to treat certain of its eligible subsidiaries, including the Member, as qualified subchapter S subsidiaries. As a result of these elections, the Member, and in turn the Company, are included in SEI's federal S corporation income tax return. Since the Company's portion of SEI's taxable income is passed through to its sole shareholder, no provision or liability for federal income taxes has been included in the financial statements.

ASC 740, Income Taxes, requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns. Through December 31, 2020, management has determined there are no material uncertain income tax positions.

Leases

The Company subleases office space from Midland, an affiliated entity. The lease payments made to Midland are the lease payments as set forth within the lease between Midland and the ultimate landlord. The variable lease payments are for operating costs incurred by the landlord and passed through to the Company, and are communicated by the landlord based on actual costs incurred. The lease extends through January 31, 2021 and will not be renewed beyond that point. The lease is classified as an operating lease.

Although our lease is through January 31, 2021, SFN was no longer utilizing the space, nor did SFN have the ability to sublease given the timing of exit relative to the end of the lease term. This, together with the fact that the payment for January 2021 had been paid in 2020, resulted in no lease liability or right of use asset as of December 31, 2020.

The Company's lease costs and cash paid included in Other expenses in the Statement of Operations, and Operating Activities in the Statement of Cash Flows, for the year-end December 31, 2020 were $227,575 and variable lease costs were $252,487. The minimum lease payment in 2021 is $0.

2. REVENUE AND EXPENSES

Performance obligation on distribution fees are recognized on a trade date basis upon the completion of the sale per the distribution agreements. 12B-1 fees and account value are variable consideration and constrained until assets under administration ("AUA") is known at the end of the month and is recognized. Revenues on the income statement are classified in three categories:

mutual fund distribution fees, annuity distribution fees, and other. Revenues are presented net of any uncollectable amounts.

Mutual Fund Distribution Fees

The mutual fund distribution fees include three revenue streams.

1. A distribution fee on the LiveWell Mutual Fund IRA was recognized in the amount of $15,346,576. The upfront fee is recognized on a trade date basis upon the completion of the sale per the distribution agreement.

2. The account value fee on the AUA was recognized in the amount of $9,073,778. These fees are constrained due to market volatility until the AUA is known at the end of the month and is recognized.

3. 12B-1 fees are constrained due to market volatility until the AUA is known for the entire period. These revenues are recognized based upon the amount of 12B-1 fees stated in the prospectuses and were $20,685,057.

Variable Annuity Distribution Fee

The distribution fee on the variable annuities was recognized in the amount of $2,643,415. The fee is an upfront fee and recognized on a trade date basis upon the completion of the sales per the distribution agreement.

Other

Other revenues include funds received from marketing support agreements with the mutual fund companies. The marketing support agreements are constrained due to market volatility until the account values are known and are recognized at the end of the month. The amount reported during 2020 for marketing support agreements were $285,335.

Employee Compensation and Benefits and Administrative Fees

Employee compensation and benefits and administrative fees include expenses that are charged by Midland through related party transactions. The amount included in the statement of operations are $9,393,186 and $11,022,326, respectively.

Commissions

Commission expenses are the amounts that are incurred to pay selling broker/dealers for commissions related to the sale of mutual fund products. Commission expense is recorded on the trade date.

Regulatory and Licensing

Regulatory and licensing expenses include FINRA membership, licensing, and advertising fees and are recorded when incurred.

Other Expenses

Other expenses in the statement of operations are $2,317,356. These expenses include consulting, rent, sponsorships, and other expenses in the normal course of business and are recognized as incurred.

3. CONTRIBUTIONS FROM MEMBER

The Member of the Company makes periodic contributions based on net capital requirements of the Company. Contributions are recognized when received and included in the Statement of Changes in Member's Equity.

4. RELATED PARTY TRANSACTIONS

SFN has experienced net losses and negative cash flows from operating activities in recent periods that raise substantial doubt about SFN's ability to continue as a going concern, before consideration of management's plans to alleviate this doubt. While management expects that these net losses and negative cash flows will diminish over the next several years, they are expected to continue at least through 2021. Additionally, the Company's current net assets are not sufficient to cover the projected net losses.

Accordingly, SFN has entered into an agreement with SEI, whereby SEI has committed to make sufficient capital contributions to SFN to fully support SFN's operating, investing, and financing activities. Management has concluded that substantial doubt about SFN's ability to continue as a going concern has been overcome as a result of this commitment from SEI, to provide the necessary financial support to enable the Company to continue to meet its obligations and regulatory capital requirements through at least March 1, 2023.

The Company receives various services in connection with the business and operations such as personnel, the use of telecommunications, office space, systems and equipment, and other general support from Midland. Midland also provides marketing, compliance, and sales assistance to the Company. Fees related to these services provided by Midland are allocated to the Company based on time studies and other variables in accordance with a written agreement. The statement of operations includes $9,393,186 of employee compensation and benefits, $11,022,326 of administrative fees, and $738,345 of other expenses allocated by Midland related to those services. Included in the statement of operations are annuity distribution fees of $2,643,415 earned from the distribution of Midland products. The Midland distribution fee receivable of $433,567 and the Midland payable of $3,717,822 are included in receivable from affiliate and payable to affiliate, respectively, and are included in statement of financial condition at December 31, 2020.

The Company earns mutual fund distribution fees from the sales of SIG LiveWell Mutual Fund IRA and LiveWell Plus Mutual Fund IRA. Included in the statement of operations are mutual fund distribution fees of $24,420,355 from SIG. In addition, SIG receivables of $2,436,713 and a payable of $1,681 are included in the receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition at December 31, 2020.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position or results of operations. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $2,866,198, which was $2,569,795 in excess of its required net capital of $296,403. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1.

SUPPLEMENTAL SCHEDULES

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2020 **SCHEDULE I**

Net capital		
Total Member's equity qualified for net capital		$ 9,846,116
Deductions and/or charges		
Total nonallowable assets		
Receivable from funds		4,489,637
Receivable from affiliates		2,435,032
Other assets		55,249
Total nonallowable assets		6,979,918
Other deductions and/or charges		-
Net capital before haircuts		2,866,198
Haircuts		-
Net capital		$ 2,866,198
Aggregate indebtedness		$ 4,446,047
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6.67% of aggregate indebtedness)	(A)	$ 296,403
Minimum dollar net capital requirement	(B)	25,000
Net capital requirement (greater of (A) or (B))		296,403
Excess net capital (net capital, less net capital requirement)		2,569,795
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 2,421,593
Ratio of aggregate indebtedness to net capital		1.55 to 1

There are no material differences between the information above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 – filed as of December 31, 2020.

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

As of DECEMBER 31, 2020 **SCHEDULE II**

A computation of reserve requirement and information under possession or control are not applicable to Sammons Financial Network, LLC as the Company claims exemption under Rule 15c3-3 paragraph (k)(1).

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 – filed as of December 31, 2020.

SAMMONS FINANCIAL NETWORK, LLC

EXEMPTION REPORT

As of and for the Year Ended December 31, 2020
And Accompanying Report of Independent Registered Public Accounting Firm

Sammons Financial Network, LLC Exemption Report

Sammons Financial Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (1) – Limited business (mutual funds and/or variable annuities only).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2020 without exception.

Sammons Financial Network, LLC

I, William Lowe , affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

By: William Lowe

Title President

February 26, 2021

pwc

Report of Independent Registered Public Accounting Firm

To Management of Sammons Financial Network, LLC:

We have reviewed Sammons Financial Network, LLC's (the "Company") assertions, included in the accompanying Sammons Financial Network LLC's Exemption Report in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2021

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines Iowa 50309
T: (515) 246 3800, www.pwc.com/us